Term sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated October 2, 2014; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to the Common Stock of General Electric Company due October 15, 2016

General

•	The Notes are designed for investors who seek an uncapped return of at least 1.6 times the appreciation of the Reference Stock. Investors should be willing to forgo interest and dividend payments and, if the Final Price is less than the Initial Price, be willing to lose some or all of their principal. Any payment on the Notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing October 15, 2016*
•	Minimum denominations of $1,000 and integral multiples thereof
•	The Notes are expected to price on or about October 3, 2014, which we refer to as the Initial Valuation Date, and are expected to settle on or about October 8, 2014.

Key Terms

Reference Stock:	The common stock, par value $0.06 per share, of General Electric Company (Bloomberg ticker: GE). We refer to General Electric Company as “General Electric.”
Upside Leverage Factor:	At least 1.6. The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.6.
Payment at Maturity:

If the Final Price is greater than the Initial Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return, multiplied by the Upside Leverage Factor. Accordingly, if the Final Price is greater than the Initial Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Stock Return × Upside Leverage Factor)

If the Final Price is equal to the Initial Price, you will receive the principal amount of your Notes at maturity.

If the Final Price is less than the Initial Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Price is less than the Initial Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Stock Return)

If the Final Price is less than the Initial Price, you will lose some or all of your principal amount at maturity.

Stock Return:	(Final Price – Initial Price) Initial Price
Initial Price:	The closing price of one share of the Reference Stock on the Initial Valuation Date, divided by the Stock Adjustment Factor
Final Price:	The closing price of one share of the Reference Stock on the Final Valuation Date
Stock Adjustment Factor:	Set initially at 1.0 on the Initial Valuation Date and subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.
Initial Valuation Date:	On or about October 3, 2014
Original Issue Date (Settlement Date)*:	October 8, 2014
Final Valuation Date*:	October 9, 2016
Maturity Date*:	October 15, 2016
CUSIP:	48127DJ82
*	Subject to postponement in the event of certain market disruption events and as described under “Determination Date — A. Notes Linked to a Single Component” and “Description of Notes — Postponement of a “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 4-I

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per Note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the Notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $20.00 per $1,000 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

If the Notes priced today, the estimated value of the Notes as determined by JPMS would be approximately $968.70 per $1,000 principal amount Note. JPMS’s estimated value of the Notes, when the terms of the Notes are set, will be provided by JPMS in the pricing supplement and will not be less than $950.00 per $1,000 principal amount Note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 2, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the Notes offered by this term sheet, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this term sheet, as set forth in the table below:

Product Supplement Defined Term	Term Sheet Defined Term
Final Stock Price	Final Price
Initial Stock Price	Initial Price
pricing date	Initial Valuation Date
Observation Date	Final Valuation Date
JPMorgan Structured Investments —	TS-2
Return Enhanced Notes Linked to the Common Stock of General Electric Company due July 16, 2015

Selected Purchase Considerations

•	UNCAPPED APPRECIATION POTENTIAL — The Notes provide the opportunity to enhance equity returns by multiplying a positive Stock Return by the Upside Leverage Factor. The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.6. The Notes are not subject to a predetermined maximum gain, and, accordingly, any return at maturity will be determined based on the movement of the Reference Stock. Because the Notes are our unsecured and unsubordinated obligations, payment of any amount on the Notes is subject to our ability to pay our obligations as they become due.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the Notes is linked to the performance of a single Reference Stock, which is the common stock of General Electric. For additional information, see “The Reference Stock” in this term sheet.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Notwithstanding the discussion under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Recent Legislation” in the accompanying product supplement, withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest paid with respect to the Notes, if they are recharacterized as debt instruments. You should consult your tax adviser regarding the potential application of FATCA to the Notes.

Non-U.S. Holders should also note that recently proposed Treasury regulations could impose a 30% (or lower treaty rate) withholding tax on amounts paid or deemed paid after December 31, 2015 that are treated as attributable to U.S.-source dividends on equities underlying financial instruments such as the Notes. While it is not clear whether or in what form these regulations will be finalized, under recent Treasury guidance, these regulations would not apply to the Notes. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. Your investment will be exposed to a loss if the Final Price is less than the Initial Price. For every 1% that the Final Price is less than the Initial Price, you will lose an amount equal to 1% of the principal amount of your Notes. Accordingly, you will lose some or all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The Notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the Notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and as an agent of the offering of the Notes, hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of
JPMorgan Structured Investments —	TS-3
Return Enhanced Notes Linked to the Common Stock of General Electric Company due July 16, 2015

the Notes when the terms of the Notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with General Electric, including extending loans to, or making equity investments in, General Electric or providing advisory services to General Electric. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to General Electric, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the Notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the Notes is determined by reference to JPMS’s internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for Notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the Notes.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Reference Stock, including:
JPMorgan Structured Investments —	TS-4
Return Enhanced Notes Linked to the Common Stock of General Electric Company due July 16, 2015

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the closing price of the Reference Stock;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Stock;
•	interest and yield rates in the market generally;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the Notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Stock and the Notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this term sheet. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	NO INTEREST PAYMENTS — As a holder of the Notes, you will not receive any interest payments.
•	LACK OF LIQUIDITY — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the Notes in making these determinations.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the Notes will be based on relevant market conditions when the terms of the Notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value and the Upside Leverage Factor will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the Notes based on the minimums for JPMS’s estimated value and the Upside Leverage Factor.
JPMorgan Structured Investments —	TS-5
Return Enhanced Notes Linked to the Common Stock of General Electric Company due July 16, 2015

What Are the Total Return and the Payment at Maturity on the Notes Assuming a Range of Performances for the Reference Stock?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the Notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Price of $25.00 and an Upside Leverage Factor of 1.6. The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.6. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price	Stock Return	Total Return	Payment at Maturity
$45.000	80.00%	128.00%	$2,280.00
$41.250	65.00%	104.00%	$2,040.00
$37.500	50.00%	80.00%	$1,800.00
$35.000	40.00%	64.00%	$1,640.00
$32.500	30.00%	48.00%	$1,480.00
$30.000	20.00%	32.00%	$1,320.00
$28.750	15.00%	24.00%	$1,240.00
$27.500	10.00%	16.00%	$1,160.00
$26.250	5.00%	8.00%	$1,080.00
$25.625	2.50%	4.00%	$1,040.00
$25.000	0.00%	0.00%	$1,000.00
$24.375	-2.50%	-2.50%	$975.00
$23.750	-5.00%	-5.00%	$950.00
$22.500	-10.00%	-10.00%	$900.00
$20.000	-20.00%	-20.00%	$800.00
$17.500	-30.00%	-30.00%	$700.00
$15.000	-40.00%	-40.00%	$600.00
$12.500	-50.00%	-50.00%	$500.00
$10.000	-60.00%	-60.00%	$400.00
$7.500	-70.00%	-70.00%	$300.00
$5.000	-80.00%	-80.00%	$200.00
$2.500	-90.00%	-90.00%	$100.00
$0.000	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Price of $25 to a Final Price of $26.25.

Because the Final Price of $26.25 is greater than the Initial Price of $25 and the Stock Return is 5%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 1.6) = $1,080

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Price of $25 to a Final Price of $17.50.

Because the Final Price of $17.50 is less than the Initial Price of $25 and the Stock Return is -30%, the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -30%) = $700

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-6
Return Enhanced Notes Linked to the Common Stock of General Electric Company due July 16, 2015

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on General Electric is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, General Electric is a diversified infrastructure and financial services corporation with products and services ranging from aircraft engines, power generation, oil and gas production equipment and household appliances to medical imaging, business and consumer financing and industrial products. The common stock, par value $0.06 per share, of General Electric (Bloomberg ticker: GE), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of General Electric in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by General Electric pursuant to the Exchange Act can be located by reference to SEC file number 001-00035, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing prices of one share of the Reference Stock from January 2, 2009 through October 1, 2014. The closing price of one share of the Reference Stock on October 1, 2014 was $25.16. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may have been adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Initial Valuation Date or the Final Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your principal amount. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the Notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the Notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions

JPMorgan Structured Investments —	TS-7
Return Enhanced Notes Linked to the Common Stock of General Electric Company due July 16, 2015

and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the Notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the Notes. The length of any such initial period reflects the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the Notes.

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “What Are the Total Return and the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Stock?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the Notes and “The Reference Stock” in this term sheet for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to JPMS’s estimated value of the Notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

For purposes of the Notes offered by this term sheet, the first and second paragraphs of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-8
Return Enhanced Notes Linked to the Common Stock of General Electric Company due July 16, 2015